Filed by Cymer, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cymer, Inc.

Commission File No.: 000-21321

On November 15, 2012 Cymer, Inc. posted the following to an internal website for its employees:

ASML/Cymer Acquisition

Q & A

WW: 46

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After 12 months there is more likely an alignment between the two companies. How is this alignment being handled? Are Cymer HR and ASML HR here in the lead or is every single employee supposed to handle this directly with ASML? Has ASML already communicated their plans of what will be done after the 12 months?

As we get closer to the point of merger completion, integration teams will be formed with representation from both companies. The integration teams will be charged with addressing these types of issues. ASML and Cymer management have not yet discussed or communicated their plans of what will be done after 12 months.

•	Will our current service (years with Cymer) carry over with the merger?

ASML will give Cymer’s employees full credit for their years of service with Cymer under Cymer’s benefit plans.

•	When will the CYMI ticker stop trading?

The CYMI ticker will stop trading when the merger is complete. As previously communicated, we anticipate the merger will be completed in the first half of 2013.

•	Is it known whether core infrastructure services will merge (e.g. Finance, HR, IT, etc.) or will Cymer continue to operate independently after the Merger?

Cymer’s commercial operations will be run as an independent division of ASML. Cymer will continue to deliver and service DUV and EUV sources for all customers on an arm’s length basis. To date there have been no discussions to change the structure of Cymer’s infrastructure services (Finance, HR, IT, etc.).

•	What has been the reception from Nikon? How will this affect our working relationship with them?

As Bob mentioned in the All Employee Meeting, Ed and he spoke directly Nikon about the merger of the two companies. The conversation was very positive. Nikon appreciated the fact that we committed to support Nikon’s business going forward, and that the products under discussion would continue to be available to Nikon.

In a separate announcement, Nikon emphasized three points. First, Nikon does not expect the merger to impact its supply of light sources from Cymer whatsoever. Second, Nikon does not expect its procurement costs to rise as a result of the acquisition. Third, Nikon does not believe that ASML’s aim with the acquisition is to move toward monopolizing the existing light-source market.

•	What will happen with respect to the ESPP in the merger?

Immediately prior to the closing of the merger, the then-current purchase period under the ESPP will end, each participant’s accumulated payroll deduction will be used to purchase Cymer common stock in accordance with the terms of the ESPP and the ESPP will terminate immediately after such purchases.

Shares held under the ESPP will be treated the same way as shares of Cymer common stock (i.e., each share held under the ESPP will be converted into the right to receive $20 in cash plus 1.1502 ASML ordinary shares.

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What sort of organizational and process changes can we anticipate for EUV? Will integrating these changes affect productivity, either in R&D or service and support organizations? How will these changes affect our priorities in product development, support, and customer interaction? Is there anything Cymer employees can do to prepare for these changes?

Merger regulations forbid us to “jump the gun”, i.e. take integration steps before the transaction closes. However, the current R&D cooperation can continue, and we can continue to adjust the structure of that cooperation to reduce overhead and increase efficiency.

After the merger closes, we expect significant benefits from removing organizational inefficiencies of the current cooperation structure and pooling know-how and resources of both companies to secure and accelerate the development of EUV sources.

The merger will lead to the creation of a world-wide expert center network, enabling development of each site, based on growing and differentiated technology capabilities.

Cymer will be the EUV and DUV source center.

ASML has not expressed any current intention to reduce headcount (of course contingent on overall market situation and business needs) as (1) the company is growing and needs to hire people and (2) we expect all locations to grow their activities.

•	At the sites where the current Cymer service is 8 – 5 but the support from ASML is 24x7, how will these service levels be integrated?

A team will work on the integration, and we will share plans as soon as appropriate.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements, as they relate to Cymer, Inc. (“Cymer”) or ASML Holding N.V. (“ASML”), the management of either such company or the transaction, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Cymer and ASML undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the industries in which Cymer and ASML operate, including the expected development of EUV technology, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance” and similar expressions to identify these forward-looking statements. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, the possibility that (1) Cymer and ASML may be unable to obtain stockholder or regulatory approvals required for the merger or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed merger may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of Cymer and ASML; (4) the proposed merger may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed merger; and (6) the industry may be subject to future risks that are described in SEC reports filed by Cymer and ASML.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Cymer and ASML described in their respective Annual Reports on Form 10-K or Form 20-F, as applicable, Quarterly Reports on Form 10-Q, as applicable, and other documents filed from time to time with the Securities and Exchange Commission.

Important Information for Investors and Stockholders

This Communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of Cymer by ASML will be submitted to the stockholders of Cymer for their consideration. In connection therewith, ASML will file a registration statement on Form F-4 with the SEC that will include a proxy statement of Cymer and a prospectus of ASML. Cymer and ASML also plan to file other documents with the SEC regarding the proposed transaction. CYMER URGES INVESTORS AND SECURITY HOLDERS OF CYMER TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Copies of the proxy statement/prospectus and other documents containing important information about Cymer and ASML, once such documents are filed with the SEC, through the website maintained by the SEC (http://www.sec.gov). Copies of the documents filed with the SEC by Cymer will be available free of charge on Cymer’s website at www.Cymer.com under the heading “Investors” and then under “SEC Filings.” or by contacting Cymer’s Investor Relations Department at 17075 Thornmint Court, San Diego, CA, 92127, 858-385-6097. Copies of the documents filed with the SEC by ASML will be available free of charge on ASML’s website at www.ASML.com under the heading “Investors” and then under “SEC Filings” or by contacting ASML’s Investor Relations Department at De Run 6501, 5504 DR Veldhoven, P.O. Box 324, 5500 AH Veldhoven, The Netherlands 480-383-3949.

Cymer and ASML and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Cymer in connection with the proposed merger. Information about the directors and executive officers of Cymer and their ownership of Cymer’s common stock is set forth in the proxy statement for Cymer’s 2012 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 11, 2012. Information about the directors and executive officers of ASML and their ownership of ASML common stock is set forth in the ASML Annual Report for the fiscal year ended December 31, 2011, as filed with the SEC on Form 20-F on February 14, 2012. Additional information regarding the interests of those persons and other persons who may be deemed participants in the merger may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.